MEMORANDUM
TO:	Sally Samuel U.S. Securities and Exchange Commission
FROM:	Susan S. Rhee Senior Vice President & General Counsel
DATE:	July 15, 2014
SUBJECT:	Response to Comments regarding the initial registration statement on Form N-14 for JNL Series Trust ("Trust") File No: 333-196732

This memorandum provide a summary of Securities and Exchange Commission ("SEC") staff comments provided by telephone on July 8, 2014 from SEC staff reviewer Sally Samuel to Craig Ruckman of K&L Gates LLP regarding the above-referenced Registration Statement filed with the SEC on June 13, 2014.  The Registration Statement is intended to register Trust shares to be issued in connection with the proposed reorganization of the JNL/Mellon Capital NYSE® International 25 Fund, a portfolio of JNL Variable Fund LLC, into the JNL/Mellon Capital International Index Fund, a series of the Trust.  Defined terms have the same meanings as in the Registration Statement.  Page references are to the page numbers of the Registration Statement as filed with the SEC on June 13, 2014.

The comments are repeated below in italics, with responses immediately following. We have also included the revised pages from the Registration Statement for your information.

Comments from SEC staff reviewer
1.
Reorganization Costs:  The staff refers to the no action letter provided to Janus Aspen Series (Janus Aspen Series, SEC Staff No-Action Letter Apr. 10, 2008) (the "Janus Letter") and notes that in that letter the adviser represented that it would pay all costs of the reorganization. Consistent with the conditions of the Janus Letter, please confirm that the funds will not bear the costs of the reorganization.

Response:  Jackson National Asset Management LLC will assume all costs of the reorganization other than legal costs related to certain tax matters, which will be borne by the JNL/Mellon Capital International Index Fund as disclosed in the Information Statement/Prospectus.  Consistent with the conditions of the Janus Letter and Rule 17a-8, the Board of Managers of the Acquired Fund made a determination that participation in the proposed fund merger is in the best interests of the Acquired Fund.  In making this determination, the Board of Managers considered a variety of factors, including the allocation of costs, as required by Rule 17a-8.
Nothing in the Janus letter suggests that all costs must be assumed by the adviser.  In the Janus Letter, JAS and Janus Capital (as defined in that letter) sought no-action relief from the SEC staff on behalf of the Insurance Companies to clarify that a merger qualifying under Rule 17a-8 did not require SEC relief as a substitution under Section 26(c) of the Investment Company Act of 1940, as amended ("1940 Act").  The findings required of an acquired fund's board of directors under Rule 17a-8 include, among others, that participation in the merger is in the best interests of the acquired fund.  As pointed out by JAS and Janus Capital, when the SEC adopted the most recent amendments to Rule 17a-8, the adopting release provided a list of factors a board of directors should consider when making their determinations, including "any fees or expenses that will be borne directly or indirectly by the fund in connection with the merger …."
Rule 17a-8 thus contemplates that a board of directors could determine that certain fees or expenses in connection with a merger could be borne by the fund and still be in the best interests of the fund.  Moreover, the serious legal and governance issues raised by any suggestion that a substitution transaction initiated by an insurance company (over which a mutual fund board of directors has no authority) bears any relation to a fund merger approved by a mutual fund board of directors and its independent members (over which an insurance company has no authority), limits the necessity for the relief provided by Janus.
Although JAS and Janus Capital noted that Janus Capital "agreed to pay the expenses related to the JAS Merger," it was simply a recitation of a factor considered by the JAS Trustees in making their determination that the JAS Merger was in the best interests of the Acquired Portfolio.  Just as in the Janus Letter, the Board of Managers of the Acquired Fund considered a variety of factors, including the allocation of expenses, as disclosed in the Information Statement/Prospectus, and consistent with the requirements of Rule 17a-8, determined that participation in the proposed fund merger is in the best interests of the Acquired Fund.  The registrant has revised the discussion of board considerations to clarify the findings of the Board of Managers.
2.	General:
a.	Please consider including an agent for service on the facing sheet of future filings.
Response:  The registrant will review the requirements of Form N-14 and will consider whether it is necessary to include on the facing sheet of future filings an agent for service in addition to counsel.
b.	Please confirm that all missing or bracketed information will be included or finalized, as applicable, in a subsequent filing.
Response:  The registrant confirms that all missing or bracketed information will be included in the information statement/prospectus filed with the SEC pursuant to Rule 497 under the 1940 Act.
3.
Letter to Interestholders:  Please consider clarifying how the transaction satisfies all of the conditions of Rule 17a-8 under the 1940 Act and the Janus Letter. In particular, please provide the notice to contract owners required by the Janus Letter or confirm that the relevant insurance companies have provided the requisite notice.

Response:  The registrant has revised the Letter to Interestholders to clarify that the reorganization satisfies the conditions of the Janus Letter and to include the relevant notice to contract owners required by the Janus Letter.  The registrant believes that the discussion of Board considerations is the more appropriate location for a discussion of the conditions of Rule 17a-8 and has also made certain revisions to clarify the disclosure in that section.
4.
Summary (p. 1):  Please clarify the disclosure to discuss how the transaction satisfies all of the conditions of Rule 17a-8 and the Janus Letter or consider adding a cross-reference to the discussion of Board considerations.

Response:  The registrant has included a cross-reference to the discussion of Board considerations.
5.
Summary of the Funds and the Key Terms of the Reorganization (p. 1):  The fourth bullet point currently states that "It is anticipated that Mellon Capital will continue to advise the International Index Fund after the Reorganization."  Please consider deleting the phrase "[i]t is anticipated that."

Response:  There is no current intent to replace Mellon Capital as sub-adviser to the International Index Fund after the Reorganization.  However, the Adviser cannot control whether, in fact, that relationship will continue for the long term, whether Mellon Capital will remain in this business, or whether Mellon Capital or the Trust Board of Trustees will decide otherwise at some point.
6.
Summary of the Funds and the Key Terms of the Reorganization (p. 2):  The maximum management fee rate payable to the adviser disclosed in the eighth bullet point differs from that shown in the fee table.  Please explain.

Response:  The impact of breakpoints in the management fee rate creates a difference between the maximum fee charged and the actual fee charged.
7.
Terms of the Plan of Reorganization (p. 9):  Please confirm that the "non-permitted investments" referenced in the last sentence of the third paragraph do not include the "eligible unregistered funds" referred to in Rule 17a-8.

Response:  The registrant confirms that "non-permitted investments" do not include "eligible unregistered funds."
8.
Board Considerations (p. 10):  Please revise this section to clarify which Board (of the Trust or of the Fund LLC) made certain considerations or took certain actions. Please also clarify that votes or findings of the applicable Boards included a majority of the independent Trustees/Managers, where appropriate.

Response:  The registrant has made the requested revisions.
9.	The Adviser (p. 13): Please consider deleting the cross-reference to the Fund's prospectus with respect to management fees since that disclosure is provided later in this same section.
Response:  The registrant has made the requested revision.
10.	"Market Timing" Policy (p. 17): Please disclose whether the Trust has entered into information sharing agreements with the insurance companies as required under Rule 22c-2.
Response:  This disclosure is intended for insurance contract holders and not for shareholders of the Trust.  Nevertheless, the registrant has made the requested revision.
11.	Opinion of Tax Counsel: Please confirm that the registrant will file an opinion of tax counsel by a subsequent amendment to the registration statement.
  Response:  The registrant confirms that it will file an opinion of tax counsel by a subsequent amendment to the registration statement.
12.	Please provide "Tandy" representations.
Response:  The registrant will provide Tandy representations by separate correspondence filing.
Comments from SEC staff accountant
1.
Reorganization Costs (pp. 2, 8, 11):  In the sections of the Form N-14 that disclose reorganization costs, please clarify how the costs associated with the reorganization that are not specifically mentioned (e.g., preparation, filing, printing and mailing fees) will be allocated.

    Response:  The registrant has made the requested revision.
It is the Trust's intention to respond fully to the Commission Staff's comments, and believes that the changes described above do so fully.

If there are further questions or comments, please contact Susan Rhee at 517-367-4336.

cc:            File

1 Corporate Way   Lansing, MI  48951   Phone: (517) 367-4336   Fax: (517) 706-5517   Toll Free: (800) 565-9044  email: susan.rhee@jackson.com

SEC Comment 3
JACKSON NATIONAL LIFE INSURANCE COMPANY
JACKSON NATIONAL LIFE INSURANCE COMPANY OF NEW YORK

1 Corporate Way
Lansing, Michigan 48951

July 15, 2014
Dear Contract owner:
We are writing to inform you of an important matter concerning your allocation of contract values under your variable life insurance policy or variable annuity contract to the investment division of your separate account that invests in the JNL/Mellon Capital NYSE® International 25 Fund, a portfolio of JNL Variable Fund LLC (the "Acquired Fund"). At a meeting held on June 3-4, 2014, the Board of Managers of the Acquired Fund (the "Board") approved a reorganization pursuant to which the Acquired Fund will be reorganized with and into the JNL/Mellon Capital International Index Fund, a series of the JNL Series Trust (the "Acquiring Fund," and together with the Acquired Fund, the "Funds"). Interestholders were first notified of the reorganization in a supplement dated June 6, 2014 to the Acquired Fund's Prospectus, dated April 28, 2014, as supplemented.

The Board, after careful consideration, approved the reorganization. After considering the recommendation of Jackson National Asset Management, LLC ("JNAM"), the investment adviser to the Funds, the Board concluded that: (i) the reorganization will benefit the interestholders of each Fund; (ii) the reorganization is in the best interests of each Fund; and (iii) the interests of the interestholders of each Fund will not be diluted as a result of the reorganization.
Effective September 12, 2014 (the "Closing Date"), you will indirectly own shares in the Acquiring Fund equal in dollar value to your interest in the Acquired Fund on the Closing Date. No sales charge, redemption fees or other transaction fees will be imposed in the reorganization. The reorganization will not cause any fees or charges under your contract to be greater after the reorganization than before, and the reorganization does not alter your rights under your contract or the obligations of the insurance company that issued the contract. The reorganization is intended to be a tax-free reorganization for Federal income tax purposes.

While no action is required of you with regard to the reorganization, you may wish to take other actions relating to your future allocation of premium payments under your insurance contract to the various investment divisions of the Separate Account ("Division(s)"). You may execute certain changes prior to the reorganization, in addition to following the reorganization with regard to the Acquiring Fund.

All actions with regard to the Acquired Fund need to be completed by the Closing Date.  In the absence of new instructions prior to the Closing Date, future premium payments previously allocated to the Acquired Fund Division will be allocated to the Acquiring Fund Division.  The Acquiring Fund Division will be the Division for future allocations under the Dollar Cost Averaging, Earnings Sweep and Rebalancing Programs.  In addition to the Acquiring Fund Division there are other Divisions investing in Funds with an international focus and objective of capital growth.  If you want to transfer your Contract Value out of the Acquired Fund Division prior to the reorganization you may do so and that transfer will not be treated as a transfer for the purpose of determining how many subsequent transfers may be made in any period or how many may be made in any period without charge. If you want to change your allocations instructions as to your future premium payments or the programs, if you require summary descriptions of the  other underlying Funds and Divisions available under your contract, or additional copies of the prospectuses for other Funds underlying the Divisions, please contact:

For Jackson variable annuity policies:

Annuity Service Center
P.O. Box 30314
Lansing, Michigan 48909-7814
1-800-644-4565
www.jackson.com

For Jackson variable universal life policies:

Jackson® Service Center
P.O. Box 30502
Lansing, Michigan 48909-8002
1-800-644-4565
www.jackson.com

For Jackson New York variable annuity policies:

Jackson of NY Service Center
P.O. Box 30313
Lansing, Michigan 48909-7813
1-800-599-5651
www.jackson.com

For Jackson New York variable universal life policies:

Jackson of NY® Service Center
P.O. Box 30901
Lansing, MI 48909-8401
1-800-599-5651
www.jackson.com

NO ACTION ON YOUR PART IS REQUIRED REGARDING THE REORGANIZATION. YOU WILL AUTOMATICALLY RECEIVE SHARES OF THE ACQUIRING FUND IN EXCHANGE FOR YOUR SHARES OF THE ACQUIRED FUND AS OF THE CLOSING DATE. THE BOARD IS NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND A PROXY.

Very truly yours,

Mark D. Nerud
President and Chief Executive Officer
JNL Variable Fund LLC

SEC Comment 3
SUMMARY
You should read this entire Information Statement/Prospectus carefully.  For additional information, you should consult the Plan of Reorganization, a copy of which is attached hereto as Appendix A.
The Reorganization
This Information Statement/Prospectus is being distributed to shareholders with amounts invested in the Acquired Fund as of July 15, 2014 to inform them of the Plan of Reorganization, whereby the Acquired Fund will be reorganized into the Acquiring Fund.  (The Acquired Fund and Acquiring Fund are sometimes referred to herein as a "Fund.")
The Acquired Fund's shares are divided into two classes, designated Class A and Class B shares ("Acquired Fund Shares").  The Acquiring Fund's shares also are divided into two classes, designated Class A and Class B shares ("Acquiring Fund Shares").  The rights and preferences of each class of Acquiring Fund Shares are identical to the class of Acquired Fund Shares.
The Plan of Reorganization provides for:
•	the transfer of all of the assets of the Acquired Fund to the Acquiring Fund in exchange for Acquiring Fund Shares having an aggregate net asset value equal to the Acquired Fund's net assets;
•	the Acquiring Fund's assumption of all the liabilities of the Acquired Fund;
•	the distribution to the shareholders (for the benefit of the Separate Accounts, as applicable, and thus the Contract owners) of those Acquiring Fund Shares; and
•	the complete termination of the Acquired Fund.
A comparison of the investment objective, investment policies, strategies and principal risks of the Acquired Fund and the Acquiring Fund is included in "Comparison of Investment Objectives, Policies and Strategies" and "Comparison of Principal Risk Factors" below.  The Funds have identical distribution procedures, purchase procedures, exchange rights and redemption procedures, which are discussed in "Additional Information about the Acquiring Funds" below.  Each Fund offers its shares to Separate Accounts and certain other eligible investors.  Shares of each Fund are offered and redeemed at their net asset value without any sales load.  You will not incur any sales loads or similar transaction charges as a result of the Reorganization.

The Reorganization is expected to be effective as of the close of business on September 12, 2014, or on a later date the Fund LLC decides upon (the "Closing Date").  As a result of the Reorganization, the interestholder invested in shares of the Acquired Fund would become an owner of shares of the Acquiring Fund.  Such interestholder would hold, immediately after the Closing Date, Class A or Class B shares of the Acquiring Fund having an aggregate value equal to the aggregate value of the Class A or Class B Acquired Fund shares, as applicable, that were held by the interestholder as of the Closing Date.  Similarly, each Contract owner whose Contract values are invested in shares of the Acquired Fund would become an indirect owner of shares of the Acquiring Fund. Each such Contract owner would indirectly hold, immediately after the Closing Date, Class A or Class B shares of the Acquiring Fund having an aggregate value equal to the aggregate value of the Class A or Class B Acquired Fund Shares, as applicable, that were indirectly held by the Contract owner as of the Closing Date.  The Fund LLC believes that there will be no adverse tax consequences to Contract owners as a result of the Reorganizations.  Please see "Additional Information about the Reorganizations – Federal Income Tax Consequences of the Reorganizations" below for further information.
The Fund LLC's Board of Managers (the "Board") unanimously approved the Plan of Reorganization with respect to the NYSE Fund.  The Fund LLC's Operating Agreement and applicable state law do not require shareholder approval of the Reorganization. Moreover, Rule 17a-8 under the Investment Company Act of 1940, as amended (the "1940 Act") does not require shareholder approval of the Reorganization, provided certain conditions are met. Because applicable legal requirements do not require shareholder approval under these circumstances and the Board has determined that the Reorganization is in the best interests of Acquired Fund, shareholders are not being asked to vote on the Reorganization. Please see "Additional Information about the Reorganizations – Board Considerations" below for further information

SEC Staff Accountant Comment 1
DESCRIPTION OF THE PLAN OF REORGANIZATION WITH RESPECT TO THE REORGANIZATION OF THE NYSE FUND INTO THE INTERNATIONAL INDEX FUND
Summary of the Funds and the Key Terms of the Reorganization
The following summarizes key information regarding the Funds and the Reorganization.  More complete discussions are located elsewhere in the Information Statement/Prospectus.
•
The Funds have similar investment objectives.  Each Fund seeks growth of capital.  The Funds also have comparable fundamental policies and restrictions, although there are differences of which you should be aware.  The International Index Fund is a "diversified" fund for the purposes of the 1940 Act, while the NYSE Fund is a "non-diversified" fund.  For a detailed comparison of the each Fund's fundamental policies and restrictions, see "Comparison of Fundamental Policies" below.

•
The Funds have similar investment policies.  Each Fund invests primarily in the equity securities of companies located anywhere in the world.  Each Fund looks to the components of an international index of securities for stock selection.  The NYSE Fund seeks to provide capital appreciation through investing in 25 non-U.S. companies listed on the New York Stock Exchange ("NYSE"); it is passively managed and is rebalanced annually.  Similarly, the International Index Fund also seeks to provide long-term capital appreciation by tracking the Morgan Stanley Capital International ("MSCI") Europe Australia Far East ("EAFE") Index.  There are, however, differences in the Funds' primary investment policies and strategies of which you should be aware. For example, the International Index Fund has the flexibility to invest in derivatives, while the NYSE Fund does not have a corresponding strategy.  For a detailed comparison of the each Fund's investment policies and strategies, see "Comparison of Investment Objectives, Policies and Strategies" below.

•
The Funds also have some overlap in their principal risks, although there are differences of which you should be aware.  Each Fund's principal risks include foreign regulatory risk and foreign securities risk.  The NYSE Fund, however, also is subject to limited management, trading cost and rebalance risk and non-diversification risk, while the International Index Fund is not.  In addition, the principal risks of investing in the International Index Fund also include derivatives risk, index investing risk, license termination risk and managed portfolio risk, which are not principal risks of investing in the NYSE Fund.  For a detailed comparison of the each Fund's risks, see "Comparison of Principal Risk Factors" below.

•
Jackson National Asset Management, LLC ("JNAM" or the "Adviser") serves as the investment adviser and administrator for the Funds and would continue to manage and administer the International Index Fund after the Reorganization.  JNAM has received an exemptive order from the SEC that generally permits JNAM, the Trust's Board of Trustees and the Fund LLC's Board of Managers (as applicable) to appoint, dismiss and replace each Fund's sub-adviser(s) and to amend the advisory agreements between JNAM and the sub-advisers without obtaining shareholder approval.  However, any amendment to an advisory agreement between JNAM and the Trust or the Fund LLC that would result in an increase in the management fee rate specified in that agreement (i.e., the aggregate management fee) charged to a Fund will be submitted to shareholders for approval.  JNAM has appointed Mellon Capital Management Corporation ("Mellon Capital") to manage the assets of the NYSE Fund.  Mellon Capital is also appointed to manage the assets of the International Index Fund.  It is anticipated that Mellon Capital will continue to advise the International Index Fund after the Reorganization.  For a detailed description of the Adviser and the International Index Fund's sub-adviser, please see "Additional Information about the Acquiring Funds - The Adviser" and "- The Sub-Advisers" below.

•
The NYSE Fund and International Index Fund had net assets of approximately $81 million and $2,336 million, respectively, as of December 31, 2013.  Thus, if the Reorganization had been in effect on that date, the combined Fund would have had net assets of approximately $2,417 million.

•
Class A shareholders of the NYSE Fund will receive Class A shares of the International Index Fund, and Class B shareholders of the NYSE Fund will receive Class B shares of the International Index Fund, pursuant to the Reorganization.  Interestholders will not pay any sales charges in connection with the Reorganization.  Please see "Comparative Fee and Expense Tables," "Additional Information about the Reorganizations" and "Additional Information about the Acquiring Funds" below for more information.

•
It is estimated that the annual operating expense ratios for the International Index Fund's Class A and Class B shares, following the Reorganization, will be lower than those of the NYSE Fund's Class A and Class B shares, respectively.  For a more detailed comparison of the fees and expenses of the Funds, please see "Comparative Fee and Expense Tables" and "Additional Information about the Acquiring Fund" below.

•
The maximum management fee for the NYSE Fund is equal to an annual rate of 0.34% of its average daily net assets, while the maximum management fee for the International Index Fund is equal to an annual rate of 0.30% of its average daily net assets.  The administrative fee payable to JNAM as administrator for the NYSE Fund is 0.20% of the average daily net assets.  The administrative fee payable to JNAM as administrator for the International Index Fund is 0.15% of the average daily net assets.  For a more detailed description of the fees and expenses of the Funds, please see "Comparative Fee and Expense Tables" and "Additional Information about the Acquiring Funds" below.

•
Following the Reorganization, the combined Fund will be managed in accordance with the investment objective, policies and strategies of the International Index Fund.  It is not expected that the International Index Fund will revise any of its investment policies following the Reorganization to reflect those of the NYSE Fund.

•
The costs and expenses associated with the Reorganization relating to preparing, filing, printing and mailing of material, disclosure documents and related legal fees (except legal fees incurred in connection with the analysis under the Internal Revenue Code of 1986, as amended (the "Code") of the taxability of this transaction and the preparation of the tax opinion) and obtaining a consent of independent registered public accounting firm will be borne by JNAM, and no sales or other charges will be imposed on Contract owners in connection with the Reorganization.  The legal expenses associated with the Reorganization, including the legal fees incurred in connection with the analysis under the Code of the taxability of this transaction and the preparation of the tax opinion will be borne by the International Index Fund.  Please see "Additional Information about the Reorganizations" below for more information.

SEC Comment 8
ADDITIONAL INFORMATION ABOUT THE REORGANIZATION
Board Considerations
At a meeting of the Trust's Board of Trustees and the Fund LLC's Board of Managers held on June 3-4, 2014, JNAM recommended that the Board of Trustees and the Board of Managers consider and approve the Reorganization.  The Board of Trustees and the Board of Managers requested, and JNAM provided, such information regarding the Reorganization as each Board determined to be necessary to evaluate the Reorganization.  In connection with the Reorganization proposed by JNAM and the Managers, including the Disinterested Managers, considered the materials provided by JNAM and discussed the potential benefits to the interestholders of the Acquired Fund under the proposed Reorganization. The Reorganization is part of a restructuring designed to eliminate the duplication of costs and other inefficiencies arising from offering overlapping funds with similar investment objectives and investment strategies that serve as investment options for the Contracts issued by the Insurance Companies and certain qualified and nonqualified plans. The Reorganization also seeks to increase assets under management in the Acquiring Fund and achieve economies of scale. The objective is to ensure that a consolidated family of investments offers a streamlined, complete, and competitive set of underlying investment options to serve the interests of shareholders, Contract owners and plan participants. In determining whether to approve the Reorganization with respect to the Acquired Fund, the Managers, including the Disinterested Managers, and with respect to the Acquiring Fund , the Trustees, including the Disinterested Trustees, considered many factors, including:
•
Investment Objectives and Investment Strategies.  The Reorganization will permit the Contract owners with Contract values allocated to the Acquired Fund to continue to invest in a professionally managed fund having similar investment objectives and investment strategies to that of the Acquired Fund currently. Both the NYSE Fund and the International Index Fund seek capital growth.  The Funds also have comparable fundamental policies and restrictions, although the Trustees and the Managers noted that there are differences, such as, the International Index Fund is a "diversified" fund for the purposes of the 1940 Act, while the NYSE Fund is a "non-diversified" fund.

For a full description of key similarities of and differences between the investment objectives and investment strategies of the Acquired Fund and Acquiring Fund, see "Comparison of Investment Objectives, Policies and Strategies".
•
Operating Expenses.  The proposed Reorganization will result in total annual fund operating expense ratios that are lower than those of the Acquired Fund currently. As set forth above, as of its most recent fiscal year end of December 31, 2013, the Acquired Fund had total annual operating expenses that were higher than the Acquiring Fund.  See "Comparative Fee and Expense Tables."

•
Larger Asset Base.  The Reorganization would benefit Contract owners and others with beneficial interests in the Acquired Fund by allowing them to invest in a combined Fund with a substantially larger asset base than that of the Acquired Fund currently. As of December 31, 2013, the NYSE Fund had assets of $81 million as compared to assets of $2,336 million for the International Index Fund. See "Capitalization."  JNAM informed the Managers that because the Acquired Fund does not have good prospects for growth, and thus increasing its size, reorganizing it into the Acquiring Fund appeared to be the best way to offer Contract owners and other investors comparable investment alternatives with sufficient assets to be operated more efficiently than the Acquired Fund. The larger asset base could also produce fund management benefits, such as the ability to command more attention from brokers and underwriters of securities in which the combined Funds invest than the Acquired Fund currently enjoys. JNAM also informed the Trustees and the Managers that the combined Funds would also realize greater economies of scale. The larger, combined Funds also offer the potential benefit of increased investment opportunities, more diversified portfolios of securities and improved trading efficiency.

•
Performance.  The Acquiring Fund and the Acquired Fund recently have had comparable performance.  During calendar year 2013 the International Index Fund returned 21.43% and 21.64% for Class A shares and Class B shares, respectively.  By comparison, over the same time frame, the NYSE Fund returned 23.12% and 23.07% for Class A shares and Class B shares, respectively.  However, for the five-years ended as of December 31, 2013, the Acquiring Fund has outperformed the Acquired Fund.  Over that time period, the International Index Fund returned 11.67% and 11.89% for Class A shares and Class B shares, respectively.  By comparison, over the same time frame, the NYSE Fund returned 7.74% and 7.90% for Class A shares and Class B shares, respectively.

•
Investment Adviser, Sub-Advisers and Other Service Providers.  The Acquired Fund will retain the same investment adviser and other service providers under the Reorganizations as it has currently. The investment adviser for the Acquiring Fund, JNAM, is the same as for the Acquired Fund. The sub-adviser for the Acquired Fund, Mellon Capital, is the same sub-adviser for the Acquiring Fund.  See "Comparison of Investment Adviser and Sub-Adviser."  The custodian for the Acquiring Fund, Mellon Trust of New England, N.A., is the same as for the Acquired Fund and will remain the same after the Reorganization. The transfer agent for the Acquiring Fund, is the same as for the Acquired Fund and will remain the same after the Reorganization. The distributor for shares of the Acquiring Fund, Jackson National Life Distributors LLC, is the same as for the Acquired Fund and will remain the same after the Reorganization.

•	Tax-Free Reorganization. The Reorganization will have no tax effect on Contract owners or others with beneficial interests in the Acquired Fund.
•
Costs of Reorganization.  The costs and expenses associated with the Reorganization relating to preparing, filing, printing and mailing of material, disclosure documents and related legal fees, and obtaining a consent of independent registered public accounting firm will be borne by JNAM, and no sales or other charges will be imposed on Contract owners in connection with the Reorganization.  The legal expenses associated with the Reorganization, including the legal fees incurred in connection with the analysis under the Code of the taxability of this transaction and the preparation of the tax opinion will be borne by the International Index Fund and allocated to its share classes on a pro-rata basis based on average daily net assets as of the Closing Date.

In summary, in determining whether to recommend approval of the Reorganization, the Board of Trustees and the Board of Managers, including their disinterested members, each separately considered a variety of factors including (1) the terms and conditions of the Reorganization and whether the Reorganization would result in dilution of shareholders, Contract owners' and plan participants' interests; (2) the compatibility of the Funds' investment objectives, investment strategies and investment restrictions, as well as shareholder services offered by the Funds; (3) the expense ratios and information regarding the fees and expenses of the Funds; (4) the advantages and disadvantages to shareholders, Contract owners and plan participants of having a larger asset base in the combined Fund; (5) the relative historical performance of the Funds; (6) the management of the Funds; (7) the federal tax consequences of the Reorganization; and (8) the costs of the Reorganization. The Board also considered that the Acquired Fund was likely to remain relatively small and encounter continuing difficulties in attracting assets as well as possible alternatives to the Reorganization.
JNAM also advised the Board of Managers that the Fund LLC's Operating Agreement and applicable state law do not require shareholder approval of the Reorganization.  Moreover, JNAM advised the Managers that Rule 17a-8 under 1940 Act does not require shareholder approval of the Reorganization because there is no material difference between the investment policies that under Section 13 of the 1940 Act could not be changed without a vote of a majority of its outstanding voting securities of the Acquired Fund and the Acquiring Fund, there is no material difference between the respective advisory and sub-advisory contracts, the Disinterested Managers of the Fund LLC are also the Disinterested Trustees of the Trust, and the distribution fees permitted under the Trust's Rule 12b-1 Plan are the same as those permitted under the Fund LLC's Rule 12b-1 Plan.
For the reasons described above, the Fund LLC's Board of Managers, including all of its Disinterested Managers, determined that the Reorganization would be in the best interests of the Acquired Fund, and that the interests of the Acquired Fund's Contract owners and other investors would not be diluted as a result of effecting the Reorganization. At the Board meeting held on June 3-4, 2014, the Board voted unanimously to approve the proposed Reorganization and recommended its approval by Contract owners and others with beneficial interests in the Acquired Fund.  In addition, the Board of Managers determined that because applicable legal requirements do not require shareholder approval under these circumstances, shareholders would not be asked to vote on the Reorganization.

SEC Comment 9
ADDITIONAL INFORMATION ABOUT THE ACQUIRING FUND
Management of the Trust
This section provides information about the Trust, the Manager and the Sub-Adviser for the Acquiring Fund.
The Trust
The Trust is organized as a Massachusetts business trust and is registered with the SEC as an open-end management investment company.  Under Massachusetts law and the Trust's Declaration of Trust and By-Laws, the management of the business and affairs of the Trust is the responsibility of the Board of Trustees.  The Acquiring Fund is a series of the Trust.
The Adviser
Jackson National Asset Management, LLCSM ("JNAM®" or the "Adviser"), 1 Corporate Way, Lansing, Michigan 48951, is the investment adviser to the Trust and provides the Trust with professional investment supervision and management. The Adviser is a wholly owned subsidiary of Jackson National, which is in turn a wholly owned subsidiary of Prudential plc, a publicly traded company incorporated in the United Kingdom.  Prudential plc is not affiliated in any manner with Prudential Financial Inc., a company whose principal place of business is in the United States of America.  Prudential plc is also the ultimate parent of Curian Capital, LLC, the sponsor of investment companies that are in the same group of investment companies as the Trust, the Fund LLC, PPM America, Inc. and Eastspring Investments (Singapore) Limited.
JNAM acts as investment adviser to the Trust pursuant to an Investment Advisory and Management Agreement.  The Investment Advisory and Management Agreement continues in effect for each Fund from year to year after its initial two-year term so long as its continuation is approved at least annually by (i) a majority of the Trustees who are not parties to such agreement or interested persons of any such party except in their capacity as Trustees of the Trust, and (ii) the shareholders of the affected Fund or the Board of Trustees. It may be terminated at any time upon 60 days notice by the Adviser, the Trust, or by a majority vote of the outstanding shares of a Fund with respect to that Fund, and will terminate automatically upon assignment. Additional Funds may be subject to a different agreement.  The Investment Advisory and Management Agreement provides that the Adviser shall not be liable for any error of judgment, or for any loss suffered by any Fund in connection with the matters to which the agreement relates, except a loss resulting from willful misfeasance, bad faith or gross negligence on the part of the Adviser in the performance of its obligations and duties, or by reason of its reckless disregard of its obligations and duties under the agreement.
The Adviser and the Trust, together with other investment companies of which the Adviser is investment adviser, have been granted an exemption from the SEC that allows the Adviser to hire, replace or terminate unaffiliated sub-advisers with the approval of the Board of Trustees, but without the approval of shareholders.  The order allows the Adviser to materially amend a sub-advisory agreement with unaffiliated sub-advisers with the approval of the Board of Trustees, but without shareholder approval.  However, any amendment to an advisory agreement between the Adviser and the Trust that would result in an increase in the management fee rate specified in that agreement (i.e., the aggregate management fee) charged to a Fund will be submitted to shareholders for approval.  Under the terms of the exemption, if a new sub-adviser is hired by the Adviser, shareholders in the affected Fund will receive information about the new sub-adviser within 90 days of the change.  The order allows the Funds to operate more efficiently and with greater flexibility.  The Adviser provides the following oversight and evaluation services to the Funds, including, but not limited to the following services: performing initial due diligence on prospective sub-advisers for the Funds; monitoring the performance of sub-advisers; communicating performance expectations to the sub-advisers; and ultimately recommending to the Board of Trustees whether a sub-adviser's contract should be renewed, modified or terminated.

SEC Comment 9
"Market Timing" Policy
The interests of the Acquiring Fund's long-term shareholders may be adversely affected by certain short-term trading activity by other Contract owners invested in the Separate Accounts.  Such short-term trading activity, when excessive, has the potential to interfere with efficient portfolio management, generate transaction and other costs, dilute the value of Acquiring Fund shares held by long-term shareholders and have other adverse effects on the Acquiring Fund.  This type of excessive short-term trading activity is referred to herein as "market timing."  The Acquiring Fund is not intended as a vehicle for market timing.  The Board of Trustees has adopted the policies and procedures set forth below with respect to frequent trading of Acquiring Fund shares.
The Acquiring Fund, directly and through its service providers, and the insurance company and qualified retirement plan service providers (collectively, "service providers") with the cooperation of the insurance companies takes various steps designed to deter and curtail market timing. For example, regarding round trip transfers, redemptions by a shareholder from a sub-account investing in the Acquiring Fund is permitted; however, once a complete or partial redemption has been made from a sub-account that invests in the Acquiring Fund, through a sub-account transfer, shareholders will not be permitted to transfer any value back into that sub-account (and corresponding Acquiring Fund) within fifteen (15) calendar days of the redemption. We will treat as short-term trading activity any transfer that is requested into a sub-account that was previously redeemed within the previous fifteen (15) calendar days, whether the transfer was requested by the shareholders or a third party authorized by the shareholder. The Insurance Companies have entered into agreements with the Trust to provide upon request certain information on the trading activities of contract owners in an effort to help curtail market timing.
In addition to identifying any potentially disruptive trading activity, the Acquiring Fund's Board of Trustees has adopted a policy of "fair value" pricing to discourage investors from engaging in market timing or other excessive trading strategies for the Acquiring Fund.  The Trust's "fair value" pricing policy applies to all Funds where a significant event has occurred.  The Acquiring Fund's "fair value" pricing policy is described under "Investment in Trust Shares" above.
The practices and policies described above are intended to deter and curtail market timing in the Acquiring Fund.  However, there can be no assurance that these policies, together with those of the Insurance Companies, and any other insurance company that may invest in the Acquiring Fund in the future, will be totally effective in this regard.

July 15, 2014

U.S. Securities and Exchange Commission	Via EDGAR
Office of Disclosure and Review
Division of Investment Management
Attn: Sally Samuel

Re:	JNL Series Trust
File No: 333-196732

Dear Commissioners:

I am writing on behalf of the above referenced registrant.  We acknowledge and agree that: we are responsible for the adequacy and accuracy of the disclosures in the filing; comments by the staff of the Securities and Exchange Commission ("SEC") or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and we may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions, please contact me at 517-367-4336.

Sincerely,
/s/Susan S. Rhee
Susan S. Rhee
Vice President, Counsel & Secretary